Exhibit 99.1

SOHU.COM REPORTS THIRD QUARTER 2021 UNAUDITED FINANCIAL RESULTS

BEIJING, November 15, 2021 –Sohu.com Limited (NASDAQ: SOHU), China’s leading online media, video, gaming business group, today reported unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter Highlights

•	Total revenues were US$216 million[1], up 37% year-over-year and 6% quarter-over-quarter.

•	Brand advertising revenues were US$34 million, down 18% year-over-year and 8% quarter-over-quarter.

•	Online game revenues were US$167 million, up 65% year-over-year and 10% quarter-over-quarter.

•

GAAP net income from continuing operations[2] attributable to Sohu.com Limited was US$12 million, compared with a net loss of US$15 million in the third quarter of 2020 and net income of US$22 million in the second quarter of 2021.

•

Non-GAAP[3] net income from continuing operations attributable to Sohu.com Limited was US$17 million, compared with a net loss of US$7 million in the third quarter of 2020 and net income of US$25 million in the second quarter of 2021.

Dr. Charles Zhang, Chairman and CEO of Sohu.com Limited, commented, “For the third quarter of 2021, facing spot outbreaks of the COVID-19 pandemic and uncertainties in the macroeconomic environment, we continued to focus on refining our technology and developing products. Overall, we delivered better than expected top line and bottom line performance thanks to the solid performance of our online game business. For Sohu Media, we kept improving our products while constantly expanding premium content and stimulating social network distributions, which further consolidated our influence as a mainstream media platform. For Sohu Video, we continued to focus on our “Twin engine” strategy. We applied our advanced live broadcasting technologies into various events and scenarios as an effective tool for generating even more video content. For Changyou, our online games performed well during the quarter, with its revenue exceeding the high end of our prior guidance.”

Third Quarter Financial Results

Revenues

Total revenues were US$216 million, up 37% year-over-year and 6% quarter-over-quarter.

Brand advertising revenues totaled US$34 million, down 18% year-over-year and 8% quarter-over-quarter. The decrease was mainly due to decreases in portal advertising revenues.

Online game revenues were US$167 million, up 65% year-over-year and 10% quarter-over-quarter. The year-over-year increase was mainly contributed by TLBB Vintage, which was launched during the fourth quarter of 2020. The quarter-over-quarter increase was mainly from Little Raccoon: Heroes, which was launched during the third quarter of 2021.

Gross Margin

Both GAAP and non-GAAP gross margin was 74%, compared with 66% in the third quarter of 2020 and 76% in the second quarter of 2021.

[1]

On a constant currency (non-GAAP) basis, if the exchange rate in the third quarter of 2021 had been the same as it was in the third quarter of 2020, or RMB6.92=US$1.00, US$ total revenues in the third quarter of 2021 would have been US$202 million, or US$14 million less than GAAP total revenues, and up 28% year-over-year.

[2]

In view of the completion of the transaction with Tencent related to Sogou, the results of operations for Sogou and the gain from its disposal are presented in separate line items as discontinued operations. Retrospective adjustments to the historical statements have been made in order to provide a consistent basis of comparison. Unless indicated otherwise, results presented in this release are related to continuing operations only.

[3]

Non-GAAP results exclude share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the one-time transition tax (the “Toll Charge”) imposed by the U.S. Tax Cuts and Jobs Act signed into law on December 22, 2017 (the “U.S. TCJA”). Explanation of the Company’s non-GAAP financial measures and related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Disclosure” and “Reconciliations of Non-GAAP Results of Operation Measures to the Nearest Comparable GAAP Measures.”

GAAP gross margin for the brand advertising business was 29%, compared with 31% in the third quarter of 2020 and 27% in the second quarter of 2021. Non-GAAP gross margin for the brand advertising business was 29%, compared with 31% in the third quarter of 2020 and 28% in the second quarter of 2021.

Both GAAP and non-GAAP gross margin for online games was 83%, compared with 80% in the third quarter of 2020 and 89% in the second quarter of 2021. The quarter-over-quarter decrease in gross margin was mainly due to a higher percentage revenue contribution from mobile games, which typically require higher revenue-sharing payments.

Operating Expenses

For the third quarter of 2021, GAAP operating expenses totaled US$135 million, up 17% year-over-year and 3% quarter-over-quarter. Non-GAAP operating expenses were US$132 million, up 20% year-over-year and 4% quarter-over-quarter. The year-over-year increase was mainly due to increases in salary and benefits expenses and the accrual of credit loss expenses.

Operating Profit/(Loss)

GAAP operating profit was US$25 million, compared with an operating loss of US$11 million in the third quarter of 2020 and an operating profit of US$25 million in the second quarter of 2021.

Non-GAAP operating profit was US$28 million, compared with an operating loss of US$5 million in the third quarter of 2020 and an operating profit of US$28 million in the second quarter of 2021.

Income Tax Expense

GAAP income tax expense was US$20 million, compared with income tax expense of US$11 million in the third quarter of 2020 and income tax expense of US$11 million in the second quarter of 2021. Non-GAAP income tax expense was US$19 million, compared with income tax expense of US$10 million in the third quarter of 2020 and income tax expense of US$9 million in the second quarter of 2021. The income tax expense in the second quarter of 2021 included a one-time tax benefit of US$9 million recognized by Changyou after final settlement of its income tax due for 2020.

Net Income/(Loss)

GAAP net income from continuing operations attributable to Sohu.com Limited was US$12 million, or net income of US$0.31 per fully-diluted ADS, compared with a net loss of US$15 million in the third quarter of 2020 and net income of US$22 million in the second quarter of 2021.

Non-GAAP net income from continuing operations attributable to Sohu.com Limited was US$17 million, or net income of US$0.44 per fully-diluted ADS, compared with a net loss of US$7 million in the third quarter of 2020 and net income of US$25 million in the second quarter of 2021.

Liquidity

As of September 30, 2021, cash and cash equivalents and short-term investments were US$1.57 billion.

Supplementary Information for Changyou Results

Third Quarter 2021 Operating Results

•

For PC games, total average monthly active user accounts[4] (MAU) were 2.0 million, an increase of 3% year-over-year and a decrease of 5% quarter-over-quarter. Total quarterly aggregate active paying accounts[5] (APA) were 1.0 million, an increase of 4% year-over-year and 14% quarter-over-quarter. The quarter-over-quarter increase in APA was mainly due to in-game promotional activities launched for TLBB PC.

•

For mobile games, total average MAU were 4.6 million, an increase of 22% year-over-year and 143% quarter-over-quarter. Total quarterly APA were 1.0 million, an increase of 55% year-over-year and 99% quarter-over-quarter. The increases in both MAU and APA were mainly due to the launch of Little Raccoon: Heroes during the third quarter of 2021.

[4]	Monthly active user accounts refers to the number of registered accounts that are logged in to these games at least once during the month.
[5]	Quarterly aggregate active paying accounts refers to the number of accounts from which game points are utilized at least once during the quarter.

Third Quarter 2021 Unaudited Financial Results

Total revenues were US$170 million, an increase of 63% year-over-year and 10% quarter-over-quarter. Online game revenues were US$167 million, an increase of 65% year-over-year and 10% quarter-over-quarter. Online advertising revenues were US$3 million, an increase of 4% year-over-year and 6% quarter-over-quarter.

GAAP and non-GAAP gross profit were both US$140 million, an increase of 68% year-over-year and 3% quarter-over-quarter.

GAAP operating expenses were US$63 million, an increase of 19% year-over-year and flat quarter-over-quarter. The year-over-year increase was mainly due to an increase in marketing and promotional spending for online games, as well as an increase in bonus expenses related to revenue growth.

Non-GAAP operating expenses were US$61 million, an increase of 22% year-over-year and flat quarter-over-quarter.

GAAP operating profit was US$77 million, compared with an operating profit of US$30 million for the third quarter of 2020 and US$73 million for the second quarter of 2021.

Non-GAAP operating profit was US$79 million, compared with a non-GAAP operating profit of US$33 million for the third quarter of 2020 and US$75 million for the second quarter of 2021.

Recent Development

Sohu today announced that on November 13, 2021, its board of directors authorized a share repurchase program of up to US$100 million of the outstanding American depositary shares (“ADSs”) of Sohu over the next twelve months. The ADSs may be purchased from time to time at Sohu’s management’s discretion at prevailing market prices in accordance with Rule 10b-18 and Rule 10b5-1 under the Securities Exchange Act of 1934. Sohu’s management will determine the timing and amount of any purchases of ADSs based on their evaluation of market conditions, the trading price of ADSs and other factors. The share repurchase program may be suspended or discontinued at any time. Sohu plans to fund repurchases from its existing cash balance.

Business Outlook

For the fourth quarter of 2021, Sohu estimates:

•	Brand advertising revenues to be between US$28 million and US$31 million; this implies an annual decrease of 26% to 33% and a sequential decrease of 8% to 17%.

•	Online game revenues to be between US$140 million and US$150 million; this implies an annual decrease of 23% to 29% and a sequential decrease of 10% to 16%.

•	Non-GAAP net loss attributable to Sohu.com Limited to be between nil and US$10 million; and GAAP net loss attributable to Sohu.com Limited to be between US$3 million US$13 million.

For the fourth quarter 2021 guidance, the Company has adopted a presumed exchange rate of RMB6.40=US$1.00, as compared with the actual exchange rate of approximately RMB6.63=US$1.00 for the fourth quarter of 2020, and RMB6.47=US$1.00 for the third quarter of 2021.

This forecast reflects Sohu’s management’s current and preliminary view, which is subject to substantial uncertainty, particularly in view of the potential ongoing impact of the worldwide COVID-19 pandemic, which remains difficult to predict.

Non-GAAP Disclosure

To supplement the unaudited consolidated financial statements presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”), Sohu’s management uses non-GAAP measures of gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, which are adjusted from results based on GAAP to exclude the impact of the share-based awards, which consist mainly of share-based compensation expense; changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; an impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge imposed by the U.S. TCJA. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results.

Sohu’s management believes excluding share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest recognized in connection with the Toll Charge from its non-GAAP financial measure is useful for itself and investors. Further, the impact of share-based compensation expense and changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values; the impairment charge recognized for an investment unrelated to the Company’s core businesses; and interest expense recognized in connection with the Toll Charge cannot be anticipated by management and business line leaders and these expenses were not built into the annual budgets and quarterly forecasts that have been the basis for information Sohu provides to analysts and investors as guidance for future operating performance. As the impact of share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, and the impairment charge recognized for an investment unrelated to the Company’s core businesses does not involve subsequent cash outflow or is reflected in the cash flows at the equity transaction level, Sohu does not factor this impact in when evaluating and approving expenditures or when determining the allocation of its resources to its business segments. As a result, in general, the monthly financial results for internal reporting and any performance measures for commissions and bonuses are based on non-GAAP financial measures that exclude share-based compensation expense, changes in fair value recognized in the Company’s consolidated statements of operations with respect to equity investments with readily determinable fair values, the impairment charge recognized for an investment unrelated to the Company’s core businesses, and also excluded the interest expense recognized in connection with the Toll Charge.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of Sohu’s current financial performance and prospects for the future. A limitation of using non-GAAP gross profit, operating profit, net income, net income attributable to Sohu.com Limited and diluted net income attributable to Sohu.com Limited per ADS, excluding share-based compensation expense, is that the impact of share-based awards has been and will continue to be a significant recurring expense in Sohu’s business for the foreseeable future. In order to mitigate these limitations Sohu has provided specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables include details on the reconciliation between the GAAP financial measures that are most directly comparable to the non-GAAP financial measures that have been presented.

Notes to Financial Information

Financial information in this press release other than the information indicated as being non-GAAP is derived from Sohu’s unaudited financial statements prepared in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. It is currently expected that the Business Outlook will not be updated until release of Sohu’s next quarterly earnings announcement; however, Sohu reserves right to update its Business Outlook at any time for any reason. Statements that are not historical facts, including statements about Sohu’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, instability in global financial and credit markets and its potential impact on the Chinese economy; exchange rate fluctuations, including their potential impact on the Chinese economy and on Sohu’s reported US dollar results; recent slow-downs in the growth of the Chinese economy; the uncertain regulatory landscape in the People’s Republic of China; fluctuations in Sohu’s quarterly operating results; the possibilities that Sohu will be unable to recoup its investment in video content and that Changyou will be unable to develop a series of successful games for mobile platforms or successfully monetize mobile games it develops or acquires; Sohu’s reliance on online advertising sales, online games and mobile services for its revenues; the impact of the U.S. TCJA; and the effects of the COVID-19 pandemic on the economy in China in general and on Sohu’s business in particular. Further information regarding these and other risks is included in Sohu’s annual report on Form 20-F for the year ended December 31, 2020, and other filings with and information furnished to the Securities and Exchange Commission.

Conference Call and Webcast

Sohu’s management team will host a conference call at 7:30 a.m. U.S. Eastern Time, November 15, 2021 (8:30 p.m. Beijing/Hong Kong time, November 15, 2021) following the quarterly results announcement. Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/8218759. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID.

To join the conference, please dial the number you receive, enter the event passcode followed by your unique registrant ID, and you will be joined to the conference instantly. Please dial in 10 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call at 10:30 a.m. Eastern Time November 15 through November 22, 2021. The dial-in details for the telephone replay are:

International:	+1-646-254-3697
Passcode:	8218759

The live Webcast and archive of the conference call will be available on the Investor Relations section of Sohu’s Website at http://investors.sohu.com/.

About Sohu.com

Sohu.com Limited (NASDAQ: SOHU) was established by Dr. Charles Zhang, one of China’s internet pioneers, in the 1990s. As a mainstream media platform in China, Sohu is indispensable to the daily life of millions of Chinese, providing a network of web properties and community based products which continually offer a broad array of choices regarding information, entertainment and communication to the vast number of Sohu users. Sohu has built one of the most comprehensive matrices of Chinese language web properties, consisting of the leading online media destinations Sohu News App, mobile news portal m.sohu.com, PC portal www.sohu.com; online video website tv.sohu.com; and the online games platform www.changyou.com/en/.

Sohu provides online brand advertising services as well as multiple news and information services on its matrix of websites and also on its mobile platforms. Sohu’s online game business, conducted by its subsidiary Changyou, develops and operates a diverse portfolio of PC and mobile games, such as Tian Long Ba Bu (“TLBB”), one of the most popular PC games in China. Changyou also owns and operates the 17173.com Website, a game information portal in China.

For investor and media inquiries, please contact:

In China:

Ms. Pu Huang
Sohu.com Limited
Tel:	+86 (10) 6272-6645
E-mail:	ir@contact.sohu.com

In the United States:

Ms. Linda Bergkamp
Christensen
Tel:	+1 (480) 614-3004
E-mail:	lbergkamp@christensenir.com

SOHU.COM LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended
	Sep. 30, 2021	Jun. 30, 2021	Sep. 30, 2020
Revenues:
Brand advertising	$33,748	$36,840	$41,094
Online games	166,750	151,272	101,324
Others	15,592	16,290	15,476

Total revenues	216,090	204,402	157,894

Cost of revenues:
Brand advertising (includes share-based compensation expense of $7, $90, and $240, respectively)	24,006	26,770	28,459
Online games (includes share-based compensation expense of $78, $78, and $151, respectively)	28,977	17,026	20,024
Others	3,754	5,518	5,075

Total cost of revenues	56,737	49,314	53,558

Gross profit	159,353	155,088	104,336
Operating expenses:
Product development (includes share-based compensation expense of $1,188, $1,228, and $2,469, respectively)	65,898	65,254	59,532
Sales and marketing (includes share-based compensation expense of $83, $212, and $496, respectively)	45,349	45,560	40,250
General and administrative (includes share-based compensation expense of $1,368, $1,658, and $2,516, respectively)	23,290	19,493	15,176

Total operating expenses	134,537	130,307	114,958

Operating profit/(loss)	24,816	24,781	(10,622)
Other income, net	5,043	7,509	7,859
Interest income	4,200	4,221	1,933
Interest expense	(2,501)	(2,488)	(1,352)
Exchange difference	317	(1,325)	(2,043)

Income/(loss) before income tax expense	31,875	32,698	(4,225)
Income tax expense	19,577	10,847	11,082
Net income/(loss) from continuing operations	12,298	21,851	(15,307)

Net income/(loss) from discontinued operations, net of tax[6,7]	756,768	55,882	(42,181)

Net income/(loss)	769,066	77,733	(57,488)

Less: Net loss from continuing operations attributable to the noncontrolling interest shareholders	(1)	—	(50)

Less: Net income/(loss) from discontinued operations attributable to the noncontrolling interest shareholders	(65,134)	36,994	(27,874)

Net income/(loss) from continuing operations attributable to Sohu.com Limited	12,299	21,851	(15,257)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited	821,902	18,888	(14,307)

Net income/(loss) attributable to Sohu.com Limited	834,201	40,739	(29,564)

Basic net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited[8]	$0.31	$0.55	$(0.39)

Basic net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$20.75	$0.48	$(0.36)

Basic net income/(loss) per share/ADS attributable to Sohu.com Limited	$21.06	$1.03	$(0.75)

Shares/ADSs used in computing basic net income/(loss) per share/ADS attributable to Sohu.com Limited	39,614	39,509	39,286

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.31	$0.55	$(0.39)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$20.75	$0.48	$(0.36)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$21.06	$1.03	$(0.75)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,614	39,509	39,286

[6]

In view of the completion of the transaction with Tencent related to Sogou, the results of operations for Sogou and the gain from its disposal are presented in separate line items as discontinued operations.

[7]

For the third quarter of 2021, net income from discontinued operations included the disposal gain recognized during the quarter as a result of the completion of the Sohu/Tencent Sogou Share Purchase on September 23, 2021.

[8]	Each ADS represents one ordinary share.

SOHU.COM LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED, IN THOUSANDS)

	As of Sep. 30, 2021	As of Dec. 31, 2020
ASSETS
Current assets:
Cash and cash equivalents[9]	$1,407,504	$217,057
Restricted cash[10]	2,864	330,791
Short-term investments	165,948	100,745
Accounts receivable, net	81,769	87,521
Prepaid and other current assets	105,954	106,590
Assets held for sale (current) [9]	—	1,412,168

Total current assets	1,764,039	2,254,872

Long-term investments, net	45,941	31,634
Fixed assets, net	324,594	337,674
Goodwill	48,532	48,434
Intangible assets, net	9,725	4,842
Restricted time deposits[10]	—	101,519
Prepaid non-current assets	—	1,006
Other assets	28,634	42,140

Total assets	$2,221,465	$2,822,121

LIABILITIES
Current liabilities:
Accounts payable	$92,202	$107,611
Accrued liabilities	132,696	157,513
Receipts in advance and deferred revenue	53,828	52,055
Accrued salary and benefits	81,449	100,826
Taxes payable	23,606	28,006
Short-term bank loans[10]	—	315,550
Other short-term liabilities	112,787	106,171
Liabilities held for sale (current)[9]	—	416,998

Total current liabilities	$496,568	$1,284,730

Long-term accounts payable	2,503	3,202
Long-term bank loans[10]	—	92,000
Long-term tax liabilities	430,977	406,353
Other long-term liabilities	3,769	3,855

Total long-term liabilities	$437,249	$505,410

Total liabilities	$933,817	$1,790,140

SHAREHOLDERS’ EQUITY:
Sohu.com Limited shareholders’ equity	1,286,329	347,369
Noncontrolling interest	1,319	684,612

Total shareholders’ equity	$1,287,648	$1,031,981

Total liabilities and shareholders’ equity	$2,221,465	$2,822,121

[9]

On September 23, 2021, Sohu announced the completion of the transaction contemplated by the Share Purchase Agreement, dated September 29, 2020 and amended on December 1, 2020 and further amended on July 19, 2021, by and among the Company, the Company’s indirect wholly-owned subsidiary Sohu.com (Search) Limited (“Sohu Search”), and TitanSupernova Limited (“Parent”), an indirect wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”), in which Sohu Search sold all of the Class A ordinary shares, par value $0.001 per share, of Sogou Inc. (“Sogou”) and Class B ordinary shares, par value $0.001 per share, of Sogou owned by Sohu Search to Parent. As a result, items of assets/liabilities held for sale have been derecognized.

[10]

Following the completion of the Sohu/Tencent Sogou Share Purchase, Sohu repaid a short-term bank loan and a long-term bank loan that had been used by the Company to finance the Changyou privatization and repaid Changyou’s offshore financing facilities. In connection with such repayments, a pledge of restricted cash, restricted time deposits, and a mortgage on a building owned by Sohu were released.

SOHU.COM LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(UNAUDITED, IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended Sep. 30, 2021				Three Months Ended Jun. 30, 2021				Three Months Ended Sep. 30, 2020
	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP	GAAP	Non-GAAP Adjustments		Non-GAAP
		7	(a)			90	(a)			240	(a)

Brand advertising gross profit	$9,742	$7		$9,749	$10,070	$90		$10,160	$12,635	$240		$12,875

Brand advertising gross margin	29%			29%	27%			28%	31%			31%

		78	(a)			78	(a)			151	(a)

Online games gross profit	$137,773	$78		$137,851	$134,246	$78		$134,324	$81,300	$151		$81,451

Online games gross margin	83%			83%	89%			89%	80%			80%

		—	(a)			—	(a)			—	(a)

Others gross profit	$11,838	$—		$11,838	$10,772	$—		$10,772	$10,401	$—		$10,401

Others gross margin	76%			76%	66%			66%	67%			67%

		85	(a)			168	(a)			391	(a)

Gross profit	$159,353	$85		$159,438	$155,088	$168		$155,256	$104,336	$391		$104,727

Gross margin	74%			74%	76%			76%	66%			66%

Operating expenses	$134,537	$(2,639)	(a)	$131,898	$130,307	$(3,098)	(a)	$127,209	$114,958	$(5,481)	(a)	$109,477

		2,724	(a)			3,266	(a)			5,872	(a)

Operating profit/(loss)	$24,816	$2,724		$27,540	$24,781	$3,266		$28,047	$(10,622)	$5,872		$(4,750)

Operating margin	11%			13%	12%			14%	-7%			-3%

Income tax expense	$19,577	$(865)	(b,c)	$18,712	$10,847	$(1,755)	(b,c)	$9,092	$11,082	$(642)	(b,c)	$10,440

		2,724	(a)			3,266	(a)			5,872	(a)
		1,068	(b)			(1,673)	(b)			1,587	(b)
		1,221	(c)			1,198	(c)			1,171	(c)
		—				156	( d)			—

Net income/(loss) before non-controlling interest	$12,298	$5,013		$17,311	$21,851	$2,947		$24,798	$(15,307)	$8,630		$(6,677)

		2,724	(a)			3,266	(a)			5,872	(a)
		1,068	(b)			(1,673)	(b)			1,587	(b)
		1,221	(c)			1,198	(c)			1,171	(c)
		—				156	( d)			—

Net income/(loss) from continuing operations attributable to Sohu.com Limited for diluted net loss per share/ADS	$12,299	$5,013		$17,312	$21,851	$2,947		$24,798	$(15,257)	$8,630		$(6,627)

Net income/(loss) from discontinued operations attributable to Sohu.com Limited for diluted net loss per share/ADS[11]	$821,902	$320		$822,222	$18,776	$493		$19,269	$(14,307)	$1,462		$(12,845)

Net income/( loss) attributable to Sohu.com Limited for diluted net loss per share/ADS	$834,201	$5,333		$839,534	$40,627	$3,440		$44,067	$(29,564)	$10,092		$(19,472)

Diluted net income/(loss) from continuing operations per share/ADS attributable to Sohu.com Limited	$0.31			$0.44	$0.55			$0.63	$(0.39)			$(0.17)

Diluted net income/(loss) from discontinued operations per share/ADS attributable to Sohu.com Limited	$20.75			$20.76	$0.48			$0.49	$(0.36)			$(0.33)

Diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	$21.06			$21.19	$1.03			$1.12	$(0.75)			$(0.50)

Shares/ADSs used in computing diluted net income/(loss) per share/ADS attributable to Sohu.com Limited	39,614			39,614	39,509			39,509	39,286			39,286

Note:

(a)	To eliminate the impact of share-based awards as measured using the fair value method. This adjustment does not have an impact on income tax expense.
(b)	To adjust for a change in the fair value of the Company’s investment in Hylink and the income tax effect.
(c)	To adjust for the effect of the U.S. TCJA.
(d)	To adjust for an impairment charge recognized for investments unrelated to the Company’s core businesses

[11]

In view of the completion of the transaction with Tencent related to Sogou, the results of operations for Sogou and the gain from its disposal are presented in separate line items as discontinued operations.